AB 3/16

SECUR 07004595 MISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53524

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sage Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 Southwest Parkway, Building 1, Suite 100
(No. and Street)

Austin	Texas	78735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Figaro (512) 327-5530
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Ste. 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Mark C. MacQueen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sage Financial, LLC**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

STACIE ANN CARTER
My Commission Expires
February 23, 2009

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE FINANCIAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2006

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Managers of Sage Financial, LLC:

We have audited the accompanying statement of financial condition of Sage Financial, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Financial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 12, 2007

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

SAGE FINANCIAL, LLC
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 15,065
Prepaid expenses	2,380
TOTAL ASSETS	$ 17,445
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 4,900
Total liabilities	4,900
Member's Equity	
Member's capital	50,000
Accumulated deficit	(37,455)
Total member's equity	12,545
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 17,445

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Operations
Year Ended December 31, 2006

Expenses		
Insurance	$	364
License and registration		3,508
Professional fees		3,400
Total expenses		7,272
NET LOSS	$	(7,272)

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Member's Capital	Accumulated Deficit	Total
Balances at December 31, 2005	$ 50,000	(30,183)	$ 19,817
Net loss	-	(7,272)	(7,272)
Balances at December 31, 2006	$ 50,000	(37,455)	$ 12,545

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(7,272)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		855
Decrease in accrued expenses		(120)
Net cash used in operating activities		(6,537)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(6,537)
Cash at beginning of year		21,602
CASH AT END OF YEAR	$	15,065

Supplemental Disclosures of Cash Flow Information:

There was no cash paid for interest or income taxes.

See notes to financial statements and independent auditors' report.

Note 1 -Nature of Business

Sage Financial, LLC (Company) was organized in June 2001 as a Texas limited liability company. The Company is a wholly-owned subsidiary of Sage Advisory Services, Ltd. Co. (Parent), a Texas limited liability company, headquartered in Austin, Texas. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The operations of the Company are limited to the sale of private securities and limited partnership interests. The Company's customers will consist primarily of accredited individuals and organizations in Texas.

Note 2 -Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Property and Equipment

Property and equipment will be carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade date. Commission revenues and expenses on the sale of limited partnership interest are recorded on the date subscriptions from customers are funded.

Note 2 -Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Income Taxes

The Company has elected to be treated as a disregarded entity for Federal taxation purposes and is included in the consolidated income tax return of its Parent. The Parent is a limited liability company that files as a partnership for Federal income tax purposes and does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income.

The Company is presently exempt (under the revenue provision) from the Texas franchise tax. If the Company's revenues exceed $150,000 per tax year, the Company would be subject to the Texas franchise tax which has as a component taxes due on net income at 4.5% of Federal taxable income.

Note 3 -Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, aggregate indebtedness and net capital requirements of $10,165, $4,900 and $5,000, respectively. The Company's net capital ratio was .48 to 1.

Note 4 - Commitments and Contingencies

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2006, the Company was not involved in any claim or legal action.

Note 5 -Related Party Transactions

The Parent has agreed to pay for some of the general operating expenses and provide management services for the Company. The Parent currently receives no compensation for these services. The Company has entered into a Services and Administration Agreement with the Parent whereby it may be required to compensate the Parent for such services in the future.

Schedule I

SAGE FINANCIAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2006

Total member's equity qualified for net capital	$	12,545
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		2,380
Total deductions and/or charges		2,380
Net capital before haircuts on securities		10,165
Haircuts on securities		-
Net Capital	$	10,165
Aggregate indebtedness		
Accrued expenses	$	4,900
Total aggregate indebtedness	$	4,900
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	5,165
Ratio of aggregate indebtedness to net capital		.48 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as reported by Sage Financial, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managers of Sage Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Sage Financial, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

PMB Helin Donovan

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 12, 2007

END

OATH OR AFFIRMATION

I, BARRY SOLOWEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLOWEY & COMPANY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORGE E. MARTINEZ
MY COMMISSION # DD 429726
EXPIRES: May 16, 2009
Bonded Thru Notary Public Underwriters

[signature]
Notary Public

[signature]
Signature

PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 20, 2007

Mr. Barry Solowey
Managing Partner
SOLOWEY & COMPANY
6801 S.W. 101 Street
Miami, FL 33156

I have examined the Balance Sheet of Solowey and Company as of December 31, 2006 and the related statements of income changes in ownership equity and computations of net capital for the period ended December 31, 2006. The foregoing statements are presented in a form consistent with the information filed by the company contained in Form X-17A5 Focus Report filed with the Securities and Exchange Commission for the year ended December 31, 2006.

My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control, the procedures for safeguarding securities (see Independent Auditors Report on Internal Accounting Control required by SEC Rule 17A5) and such tests thereof, for the period then ended, and such other auditing procedures as I considered necessary in such circumstances.

In my opinion, the Financial Statements as prepared in a form consistent with Form X-17A5, present fairly the financial position of Solowey and Company as of December 31, 2006 in conformity with generally accepted accounting principles applied on a consistent basis.

Respectfully submitted,

Arthur N. Framke
ANF/jm

SOLOWEY & COMPANY

ANNUAL REPORT

DECEMBER 31, 2006

BARRY & SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
BALANCE SHEET
DECEMBER 31, 2006

ASSETS:
Current

Cash in bank	$ 18,524
Due from brokers-cash credit & securities	1,079,084
Commissions receivable	5,532
Deposits-clearing	50,129
Total current assets	$1,153,269
Furniture and equipment	$ 41,562
Less allowance for depreciation	38,988
Net book value	$ 2,574
Prepaid expenses	2,664
Total assets	$1,158,507

LIABILITIES;
Current:

Accrued expenses and other current liabilities	$ 68,000
Total liabilities	$ 68,000
Partners capital	$1,090,507
Total liabilities and capital	$1,158,507

Subject to Notes to Financial Statement

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF INCOME AND PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME

Total income	**$ 295,152**

EXPENSES

Office rent	**40,800**
Floor brokerage and clearing fees	**35,898**
Utilities	**4,982**
Data services and quote expense	**9,258**
Insurance	**42,936**
Dues and subscriptions	**18,046**
Depreciation	**7,436**
General overhead	**44,590**
Total expenses	**$203,946**
Net Profit	**$ 91,206**

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN
LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
DECEMBER 31, 2006

The company has no subordinated liabilities

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Net ownership equity as of December 31, 2006	**$1,090,507**
Deduct-Nonallowable assets and other charges:	
Non allowable ownership equity	**(10,000)**
Fixed assets-net of depreciation	**(2,574)**
Lease security and prepaid expenses	**(2,664)**
Haircut on Securities	**(68,296)**
Net capital	**$1,006,973**
Computation of aggregate indebtedness	
Accounts payable and loans payable	**$ 68,000**
Total aggregate indebtedness	**$ 68,000**

Ratios of aggregate indebtedness to net capital .067

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
JANUARY 1, 2006 TO DECEMBER 31, 2006

Balance January 1, 2006	$ 1,066,250
Net capital deductions and adjustments	(66,949)
Net profit for the year	91,206
Net capital December 31, 2006	$ 1,090,507

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flow from operating activities:		
Net Profit	**$**	**91,206**
Adjustment to reconcile net profit to net cash used in operating activities:		
Decrease in fixed assets		**(1,437)**
Depreciation and amortization		**7,436**
Decrease in receivable		**117**
Increase in payable		**(36,368)**
Increase other assets		**(741)**
Net cash flows from operating activities	**$**	**60,213**
Cash flow from investing activities:		
Partners drawing-net	**$**	**(66,949)**
Net cash provided by financing activities	**$**	**(66,949)**
Net decrease in cash	**$**	**(6,736)**

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. The enclosed Financial Statements have been prepared in a form consistent with the information filed by the Company contained in Form X-17A-5 Focus Report for the year ended December 31, 2006.

2. In the course of my examination I found that the capital as reported by the firm on their Focus IIA for the year ended December 31, 2006 was overstated by $14,956 from my audited capital of $1,090,507 as computed in the attached financial statements. This was caused by miscellaneous year end adjustments and recognition of additional accrued expenses and payables

The computation of net capital has been overstated by $4,261 compared to my audited schedule included in these Financial Statements. This was caused by year end adjustments, and the items mentioned in item 2 above.

3. The firm does not carry any customer accounts so it's status under SEC Rule 15C 3-3 is that it is exempt under Section K2A.

4. On the course of my examination I found no material inadequacies existed in the firms financial records as presented.

5. The firm has no subordinated loans as of December 31, 2006 nor has it ever had any, therefore, a statement of changes in liabilities subordinated to general creditors is not necessary.

6. Solowey and Company clears all its customer transactions on a fully disclosed basis through NATIONAL FINANCIAL SERVICES, LLC., who carry all of the firms customer accounts. Firm trades are self cleared through National Securities Clearing Corp.

7. All securities, money funds and cash balances of Solowey and Company own trading accounts are carried by various other member firms and banks, for the account of Solowey and Company.

8. The Company operates under registration granted by the Securities and Exchange Commission, file number 8-36065

9. The commissions receivable at 12/31/06 were collected in January, 2007.

10. No provisions for federal income tax has been made in these statements as the Company is a partnership.

11. Fixed assets consist of office furniture and equipment and are carried at cost. They are depreciated at a five and seven year life under Macr's Regulation.

12. Included in current liabilities is the sum of $63,938 which is an unsecured loan to Solowey and Company from American Express Business Capital it has a cash advance limit of $70,000, it has a monthly amortization of principle and interest. As of December 31, 2006 the account is current.

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 20, 2007

INDEPENDENT AUDITOR'S REPORT OF INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To Partners
of Solowey and Company

I have examined the financial statements of Solowey & Company for the period ended December 31, 2006 and have issued our report thereon dated February 20, 2007. As part of our examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extend we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in t he preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Solowey & Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management's and the Securities and Exchange commission and should not be used for any other purpose.



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